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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                       Commission File Number
(Check one)

[x] Form 10-K and Form 10-KSB   [ ] Form 11-K

[ ] Form 20-F [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For period ended  December 31, 1998

[ ] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

For the transition period ended

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant    Leasing Solutions, Inc.

         Former name if applicable  N/A


         Address of principal executive office (Street and number) 10 Almaden Boulevard, Suite 1500

         City, state and zip code   San Jose, CA  95113
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                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                  As a result of significant payment defaults in many of the Registrant's loan agreements, the Registrant commenced an extensive review of its operations with its lenders in December 1998. The review has led to exhaustive negotiations among the Registrant and its lenders. Due to the complex nature of the Registrant's past financings, negotiations with its lenders have been protracted and unusually time consuming. Further, during December 1998, the Registrant entered negotiations with a major company to sell the Registrant's European operations. Although the negotiations finally were terminated in March, a great amount of management time was utilized in supporting the effort. The combination of lender negotiations, sales negotiations and the efforts in completing the close of the Registrant's books for its 1998 fiscal year, with the supporting audit effort, has resulted in an unavoidable delay of that closing and preparation of the Registrant's fourth quarter and year end results and the preparation and filing of its Form 10-K.

                  Additionally, on March 15, 1999, the Registrant announced that Mr. Hal Krauter had resigned as Chairman and Chief Executive Officer and had been replaced by Mr. Louis Adimare. This significant change in senior management has further delayed the preparation of the Form 10-K.



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                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

Douglas Clark Neilsson, General Counsel             (408)         995-6565
                  (Name)                        (Area Code)   (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  The Registrant reported revenues of $225.2 million and net income of $13.1 million for its fiscal year ending December 31, 1997. Although it has not yet completed its audit for its 1998 fiscal year, the Registrant expects to report a significant loss for its 1998 fourth quarter and fiscal year.



                             Leasing Solutions, Inc.
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date     April 1, 1999            By  /s/George Bragg
                                         George Bragg, Chief Financial Officer

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